DCB Financial Corp

August 22, 2012

VIA EDGAR

Ms. Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	DCB Financial Corp

File No. 333-182739

Dear Ms. McHale:

The following information is provided in response to your comment letter dated August 14, 2012, pertaining to the Registration Statement on Form S-1 filed July 18, 2012. To assist your review, we have retyped the text of the Staff’s comment and provided our response below each comment.

Cover Page

1.	Please revise your cover page and disclosure throughout the prospectus to describe the minimum shares that must be subscribed for in the rights offering in order to achieve the $13 million threshold amount (assuming the standby investors purchase the minimum and standby share amounts they have committed to in the agreements). If the $13 million threshold amount is not raised, please disclose how many shares will be purchased by the standby investors (and the amount of capital represented by such shares).

Response:

As discussed with Ms. Purnell on August 15, 2012, we have not established a minimum threshold amount that we must receive in this offering in order for the offerings to be completed. We have clarified on the cover page and throughout the document the fact that five of the standby investors have required that we raise at least $13.0 million in order for them to be required to complete their share purchases. We have also included language clarifying the commitments and how the minimum amounts committed by all the standbys will change if these five standby investors terminate their commitments in the event that $13.0 million is not raised.

Prospectus Summary

Our Capital Requirements, page 5

2.	We note your disclosure on pages 6 and 11 that the bank reduced its asset size subsequent to the first quarter of 2012 and that you anticipated that the amount of proceeds needed to reach your required capital levels would decrease based on the reduction. Revise to describe the actions taken to reduce asset size and provide updated information that addresses whether your capital ratios and required proceeds have changed.

Response:

Now that we have completed the second quarter, filed the related Form 10-Q and updated the numbers in this Form S-1 with June 30, 2012 numbers, you will see that we have been able to revise this disclosure to show that only $10.9 million is needed to reach the capital levels required by our regulators. Therefore, the forward-looking language related to what we anticipated the second quarter numbers would reveal has been eliminated and replaced with actual results.

The Rights Offering

Standby Purchase Agreements, page 10

3.	Revise this section to state the aggregate percentage of the outstanding shares that will be held by the standby purchasers if they purchase the minimum number of shares required by the agreements and also if they are obligated to purchase the maximum number of additional shares.

Response:

We have revised this section to provide the additional information you requested.

Use of Proceeds, page 11

Questions and Answers Related to the Rights Offering

How was the $3.80 per shares subscription price determined?, page 15

4.	We note that the $3.80 per share subscription price represents a discount from the current market price of the common shares. Please revise to provide a more detailed discussion that explains how the $3.80 price was determined and that specifically addresses the current market price. Please also revise your corresponding disclosure on page 29 in Risk Factors.

Response:

We have modified the discussions in both places to provide additional detail. However, we respectfully note that we had already discussed in each of these sections nine factors that were used in arriving at the subscription price. Our discussion now includes language that identifies the most important of those factors which is the arms length negotiations with standby investors who are unrelated third parties.

5.	We note that Sandler O’Neill, your investment advisor, has not prepared a report of opinion constituting a recommendation to shareholders and has not prepared a fairness opinion relating to the subscription price or the terms of the offering. We also note your disclosure on page 17 that the board is making no recommendation regarding the exercise of the subscription rights. Please add a section in Risk Factors that addresses the fact that a recommendation or fairness opinion has not been obtained from your independent advisor and that the board is not making a recommendation as to whether the subscription rights should be exercised.

Response:

We have added the additional language requested under the risk factor “The subscription price determined for the rights offering is not an indication of the fair value of our common shares.”

What is the offering to the standby investors?, page 16

6.	We note your disclosure that the obligations of five of the standby investors are subject to the condition that a total of $13 million of common shares must be sold in the rights offering and private offering in order for those investors to purchase the shares they have agreed to purchase. Revise your disclosure to more fully describe this termination provision. Please provide the total dollar value of the common shares that may be sold in the offering and confirm that the target $13 million value will include the shares that the five standby purchasers have committed to purchase pursuant to the agreements.

Response:

We have revised the language to include additional detail about the termination provision. As to your last comment above, we again clarify that there is no $13.0 million minimum target. The maximum amount of shares that may be sold in both the rights and private offerings is $13,205,000.

Standby Purchase Agreements, page 50

7.	We note that you have filed four different forms of the Standby Purchaser Agreements as exhibits to the registration statement. Revise to expand your disclosure to more fully describe the material terms of each of the agreements, and where applicable, identify the material differences between each of the forms.

Response:

We have expanded the discussion of the four forms of standby purchaser agreements to more fully describe the material terms of each.

8.	Revise the table on page 51 to:

a.	include the number of shares owned by each of the standby purchasers prior to the offering, if any;

b.	add columns stating the percentage of shares to be owned and the total dollar amounts to be committed by each of the standby purchasers after the minimum share purchase and assuming the purchase of the additional shares;

c.	provide an overall total for each column as well as subtotals for the directors and officers, the purchasers whose commitments are not subject to the $13 million threshold and the purchasers whose commitments are subject to the threshold; and

d.	identify the standby purchasers that have been granted the right to appoint a director to be added to the board.

Response:

We have revised the table as requested.

9.	Please confirm that none of the standby purchasers are underwriters.

Response:

None of the standby purchasers are underwriters. Each standby investor has signed an agreement that includes a representation that such investor has no present intent to sell the shares. We also included language to this effect in the discussion of the standby purchase agreements on page 50.

Where You Can Find More Information, page 57

10.	Please update your financial statements and related disclosure in accordance with Rule 8-08 of Regulation S-X in an amendment to the registration statement to include unaudited financial information as of June 30, 2012.

Response:

The financials have been updated to show June 30, 2012 numbers instead of March 31, 2012.

We appreciate your prompt attention to our filing and this response. Please contact me if you have any questions.

Sincerely,

/s/ Ronald J. Seiffert
Ronald J. Seiffert
President and Chief Executive Officer